Filed by Compass Bancshares, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: Compass Bancshares, Inc. Commission File No. 1-31272
On April 19, 2007, Compass Bancshares, Inc. issued the attached press release announcing its financial results for the three-month period ended March 31, 2007.

NEWS RELEASE

Compass Bancshares, Inc.
P.O. Box 10566
Birmingham, Alabama 35296
For Immediate Release
April 19 2007
For Further Information: Ed Bilek, Investor Relations                               205/297-3331
                                                     Web Site: www.compassbank.com
COMPASS BANCSHARES REPORTS FIRST QUARTER EARNINGS
•	EPS of $0.85; includes $0.03 of merger related costs

•	Balanced top-line revenue growth; total revenue up 7%

•	Net interest income up 7%; noninterest income increases 8%

•	Focused earning asset growth; average loans increase 15% from year ago

•	Average deposits increase 14%; transaction account deposits increase 10% from year ago

•	NCO ratio decreases to 0.31% from 0.32% in prior year; NPA ratio at 0.40%
     Compass Bancshares, Inc. (NASDAQ: CBSS) today reported earnings of $113.1 million for the first quarter of 2007, a five percent increase over the $107.9 million earned during the first quarter of 2006. On a per share basis earnings were $0.85, including $0.03 of additional costs related to the recent announcement regarding the signing of a definitive agreement under which Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”) will acquire Compass. The transaction is subject to customary closing conditions, including necessary bank regulatory approvals in the U.S. and Spain and the approval of the stockholders of both Compass and BBVA. These costs include an increase in personnel expense and diluted shares outstanding due primarily to an increase in stock price, and merger and integration expenses. Return on average assets and return on average shareholders’ equity for the first quarter of 2007 were 1.34 percent and 15.90 percent, respectively.
     D. Paul Jones, Jr., Compass chairman and chief executive officer, stated, “Compass delivered outstanding profitable growth during the first quarter of 2007. Despite the challenges of an inverted yield curve and uncertain economic environment, increased revenues were once again driven by steady loan production funded by healthy internal deposit generation, strong fee income growth, well-managed expense growth and credit quality metrics that remain sound. At the same time, we continue to make good progress toward completing our merger with BBVA and realizing the upside potential that this compelling combination offers to our shareholders, customers and employees.”
     Jones added, “Compass’ financial performance was fueled by a seven percent increase in revenue as both net interest income and noninterest income posted solid gains. Net interest income increased seven percent from year ago levels driven by steady loan growth and continued low-cost deposit generation. Most of our major fee-based businesses generated solid results as noninterest income increased eight percent from prior year levels. While noninterest expense increased from prior year levels, a large part of this increase can be attributed to the expansion of our distribution network through the acquisition and integration of TexasBank and addition of 14 new banking centers during 2006.”
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Compass reports 1Q07 earnings

     “Compass continued to experience focused balance sheet growth with average earning assets increasing 10 percent over prior year levels. More importantly, the growth in earning assets was driven by a 15 percent increase in average loans, offset in part by a four percent decrease in our investment securities portfolio. Average deposits increased 14 percent, led by double-digit increases in interest bearing transaction accounts and time deposits,” Jones stated.
     “While our percent net interest margin increased to 3.61 percent from 3.58 percent during the fourth quarter of 2006, countering the affects of an inverted yield curve and an uncertain interest rate and economic environment remain challenging. Our focus, however, remains on generating high-quality loans and continued growth of low-cost deposits. Accordingly, during the first quarter we registered an $18.1 million increase in net interest income compared to a year ago.”
     “Loan growth, however, did not come at the expense of maintaining sound credit quality standards. Net charge-offs as a percentage of average loans decreased to 0.31 percent compared to 0.32 percent during the first quarter of 2006. Nonperforming assets as a percentage of loans and other real estate increased to 0.40 percent primarily as a result of increased nonperforming assets in a specific, isolated real estate construction portfolio in a Southeastern market. At the same time, loan loss provision expense exceeded net charge-offs by $1.2 million and our allowance for loan losses as a percentage of loans ended the quarter at 1.17 percent,” Jones said.
     A presentation containing additional information will be available later today on our web site at www.compassbank.com under the link labeled Compass Bancshares 1Q07 Financial Results. The presentation will remain available until midnight, April 26, 2007.
     Compass operates 415 full-service banking centers including 164 in Texas, 89 in Alabama, 75 in Arizona, 44 in Florida, 33 in Colorado, and 10 in New Mexico. In February, Compass announced the signing of a definitive agreement under which Banco Bilbao Vizcaya Argentaria, S.A. (NYSE: BBV Madrid: BBVA) (“BBVA”) will acquire Compass for a combination of cash and stock. BBVA, which operates in 35 countries, is based in Spain and has substantial banking interests in the Americas. The transaction will facilitate BBVA’s continued growth in Texas and will create the largest regional bank across the Sunbelt. Upon completion of the transaction, the combined entity will rank among the top 25 banks in the United States with approximately $47 billion in total assets, $32 billion in total loans and $33 billion in total deposits. In addition, the combined company will rank fourth in deposit market share in Texas with $19.6 billion in total deposits and 326 full-service banking centers. Additional information about the transaction can be found at www.compassbank.com under the link labeled Compass-BBVA Transaction News.
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
     In accordance with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Compass Bancshares, Inc. notes that any statements in this press release, and elsewhere, that are not historical facts are “forward-looking statements” that involve risks and uncertainties that may cause the Company’s actual results of operations to differ materially from expected results. For a discussion of such risks and uncertainties, see the Company’s Annual Report on Form 10-K for the most recently ended fiscal year as well as its other filings with the U.S. Securities and Exchange Commission.
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Compass reports 1Q07 earnings

Additional Information about the BBVA/Compass Transaction
     BBVA has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that includes a preliminary version of a proxy statement of Compass that also constitutes a preliminary prospectus of BBVA. The F-4 has not yet become effective. Following the F-4 being declared effective by the SEC, Compass intends to mail the final proxy statement/prospectus to its stockholders. Investors and security holders are urged to read the final proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. You may obtain a free copy of the preliminary proxy statement/prospectus and the final proxy statement/prospectus (when it becomes available) and other related documents filed by Compass and BBVA with the SEC at the SEC’s website at www.sec.gov. The final proxy statement/prospectus (when it becomes available) and other documents may also be obtained for free by accessing Compass’ website at www.compassbank.com under the tab “Investor Relations” and then under the heading “SEC Filings”.
Participants in the BBVA/Compass Transaction
     Compass, BBVA and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from stockholders in favor of the transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed transaction will be set forth in the final proxy statement/prospectus when it becomes available. You can find information about Compass’ executive officers and directors in Compass’ definitive proxy statement filed with the SEC on March 17, 2006. You can find information about BBVA’s executive officers and directors in BBVA’s Form 20-F filed with the SEC on March 30, 2007.

COMPASS BANCSHARES, INC.
(Unaudited)
(In thousands except per share data)

	Three Months
	Ended March 31%
	2007	2006	Change
EARNINGS SUMMARY
Net interest income	$278,401	$260,261	7
Noninterest income [a]	178,804	165,289	8

Total revenue [a]	457,205	425,550	7
Investment securities losses, net	—	(14,838)	(100)
Gain on prepayment of FHLB advances	—	14,893	(100)
Provision for loan losses	20,045	17,112	17
Noninterest expense	265,435	244,370	9

Pretax income	171,725	164,123	5
Income tax expense	58,589	56,214	4

Net income	$113,136	$107,909	5

Diluted earnings per share	$0.85	$0.85	—
Diluted weighted average shares outstanding	132,781	126,793	5

SELECTED RATIOS Average common equity to average assets	8.42%	7.44%
Average loans to average total deposits	107.69	106.74
Return on average assets	1.34	1.42
Return on average equity	15.90	19.03
Efficiency ratio [b]	57.21	56.66
Return on average tangible equity [c]	21.71	23.13
Book value per common share	$22.32	$19.82
Allowance for loan losses as a % of total loans	1.17%	1.21%
Allowance for loan losses as a % of nonperforming loans	353.11	478.72

	Average for Three Months			Ending Balance
	Ended March 31%			March 31%
	2007	2006	Change	2007	2006	Change
BALANCE SHEET HIGHLIGHTS
Total loans	$25,005,367	$21,751,103	15	$24,981,351	$23,308,114	7
Total loans — managed	25,972,462	22,946,579	13	25,921,684	24,476,005	6
Total investment securities [d]	6,482,256	6,752,631	(4)	6,567,372	6,546,014	—
Earning assets [d]	31,559,262	28,574,996	10	31,617,343	29,983,288	5
Total assets	34,282,304	30,916,012	11	34,391,693	32,782,179	5
Noninterest bearing demand deposits	6,012,541	5,909,960	2	6,454,508	6,765,908	(5)
Interest bearing transaction accounts	9,288,493	8,062,772	15	9,695,710	9,048,992	7
Total transaction accounts	15,301,034	13,972,732	10	16,150,218	15,814,900	2
Total deposits [d]	23,219,927	20,377,276	14	24,031,039	22,128,509	9
Shareholders’ equity	2,885,138	2,299,876	25	2,931,774	2,557,940	15
Period-end shares outstanding				131,375	129,060	2

[a]	Excludes net loss on sales of investment securities and gain on prepayment of FHLB advances.

[b]	Ratio is calculated by dividing noninterest expense less merger and integration expense by taxable equivalent net interest income plus noninterest income less net loss on sales of investment securities and gain on prepayment of FHLB advances.

[c]	Excludes amortization of intangibles, net of tax, and intangible assets.

[d]	Includes adjustment for market valuation.

Note: Includes the results of operations of TexasBanc Holding Co. which was acquired on March 24, 2006.

Note: Includes balance sheet data of TexasBanc Holding Co. which was acquired on March 24, 2006.

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COMPASS BANCSHARES, INC.
(Unaudited)
(In thousands except per share data)

	Three Months Ended
	2007	2006
	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
EARNINGS SUMMARY
Net interest income	$278,401	$280,615	$286,576	$287,682	$260,261
Noninterest income [a]	178,804	179,509	178,850	181,417	165,289

Total revenue [a]	457,205	460,124	465,426	469,099	425,550
Investment securities losses, net	—	—	—	(51)	(14,838)
Gain on prepayment of FHLB advances	—	6,191	—	—	14,893
Provision for loan losses	20,045	21,042	24,226	27,322	17,112
Noninterest expense	265,435	273,497	265,558	265,850	244,370

Pretax income	171,725	171,776	175,642	175,876	164,123
Income tax expense	58,589	53,460	56,875	60,505	56,214

Net income	$113,136	$118,316	$118,767	$115,371	$107,909

Diluted earnings per share	$0.85	$0.90	$0.90	$0.88	$0.85
Diluted weighted average shares outstanding	132,781	132,050	131,799	131,395	126,793

SELECTED RATIOS
Average common equity to average assets	8.42%	8.22%	7.97%	7.86%	7.44%
Average loans to average total deposits	107.69	108.19	107.85	105.80	106.74
Return on average assets	1.34	1.38	1.39	1.40	1.42
Return on average equity	15.90	16.73	17.49	17.75	19.03
Efficiency ratio [b]	57.21	56.58	56.38	55.39	56.66
Return on average tangible equity [c]	21.71	23.15	24.54	25.30	23.13
Book value per common share	$22.32	$21.71	$21.19	$20.15	$19.82

	Mar 31,	Dec 31,	Annualized
	2007	2006	% Change
ENDING BALANCE SHEET
Total loans	$24,981,351	$24,665,273	5
Total loans — managed	25,921,684	25,662,752	4
Total investment securities [d]	6,567,372	6,640,948	(4)
Earning assets [d]	31,617,343	31,365,457	3
Total assets	34,391,693	34,199,755	2
Noninterest bearing demand deposits	6,454,508	6,459,669	—
Interest bearing transaction accounts	9,695,710	9,211,360	21
Total transaction accounts	16,150,218	15,671,029	12
Total deposits [d]	24,031,039	23,045,529	17
Shareholders’ equity	2,931,774	2,824,134	15

	Mar 31,	Dec 31,	Annualized
	2007	2006	% Change
QUARTER AVERAGE BALANCE SHEET
Total loans	$25,005,367	$24,785,123	4
Total loans — managed	25,972,462	25,782,504	3
Total investment securities [d]	6,482,256	6,537,468	(3)
Earning assets [d]	31,559,262	31,386,030	2
Total assets	34,282,304	34,128,376	2
Interest bearing transaction accounts	9,288,493	9,077,514	9
Total transaction accounts	15,301,034	15,299,233	—
Total deposits [d]	23,219,927	22,908,482	5
Shareholders’ equity	2,885,138	2,804,989	11

[a]	Excludes net loss on sales of investment securities and gain on prepayment of FHLB advances.

[b]	Ratio is calculated by dividing noninterest expense less merger and integration expense by taxable equivalent net interest income plus noninterest income less net loss on sales of investment securities and gain on prepayment of FHLB advances.

[c]	Excludes amortization of intangibles, net of tax, and intangible assets.

[d]	Includes adjustment for market valuation.
Note: Includes the results of operations of TexasBanc Holding Co. which was acquired on March 24, 2006.
Note: Includes balance sheet data of TexasBanc Holding Co. which was acquired on March 24, 2006.

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COMPASS BANCSHARES, INC.
(Unaudited)
(In thousands)

	2007	2006
	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
NONPERFORMING ASSETS
Nonaccrual loans	$73,786	$53,014	$49,340	$53,166	$55,716
Renegotiated loans	8,988	3,258	3,267	3,276	3,286
Other real estate, net	17,079	17,105	15,886	11,803	11,155

Total nonperforming assets	$99,853	$73,377	$68,493	$68,245	$70,157

Accruing loans ninety days or more past due	$19,451	$18,023	$18,190	$14,862	$16,080
Other repossessed assets	722	856	494	565	599
Total nonperforming assets as a % of loans and ORE	0.40%	0.30%	0.28%	0.28%	0.30%

	Three Months Ended
	2007	2006
	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
ALLOWANCE FOR LOAN LOSSES
Balance at beginning of period	$291,050	$292,012	$289,143	$282,457	$267,173
Net charge-offs (NCO)	18,813	22,004	21,357	16,557	17,086
Allowance acquired (transferred)	—	—	—	(4,079)	15,258
Provision for loan losses	20,045	21,042	24,226	27,322	17,112

Balance at end of period	$292,282	$291,050	$292,012	$289,143	$282,457

Allowance for loan losses as a % of total loans	1.17%	1.18%	1.19%	1.19%	1.21%
Allowance for loan losses as a % of nonperforming loans	353.11	517.22	555.08	512.28	478.72
Allowance for loan losses as a % of nonperforming assets	292.71	396.65	426.34	423.68	402.61
Annualized as a % of average loans:
NCO — QTD	0.31	0.35	0.35	0.28	0.32
NCO — YTD	0.31	0.32	0.31	0.30	0.32

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COMPASS BANCSHARES, INC.
(Unaudited)
(In thousands)

	Three Months Ended March 31
	2007			2006
YIELD/RATE ANALYSIS	Average	Income/	Yield/	Average	Income/	Yield/
(Taxable Equivalent Basis)	Balance	Expense	Rate	Balance	Expense	Rate
Assets
Earning assets:
Loans	$25,005,367	$467,259	7.58%	$21,751,103	$372,760	6.95%
Investment securities held to maturity	1,922,862	22,675	4.78	2,214,611	26,400	4.83
Investment securities available for sale [a]	4,604,196	55,982	4.93	4,629,664	51,398	4.50
Other earning assets	71,639	910	5.15	71,262	782	4.45

Total earning assets [a]	31,604,064	546,826	7.02	28,666,640	451,340	6.39
Allowance for loan losses	(293,407)			(270,574)
Unrealized loss on securities available for sale	(44,802)			(91,644)
Other assets	3,016,449			2,611,590

	$34,282,304			$30,916,012

Liabilities and Shareholders’ Equity Interest bearing liabilities:
Interest bearing transaction accounts	$9,288,493	62,019	2.71	$8,062,772	33,447	1.68
Time deposits	3,922,503	47,113	4.87	2,976,570	29,941	4.08
Certificates of deposit of $100,000 or more [a]	3,996,339	50,291	5.10	3,428,226	35,913	4.25
Federal funds purchased and securities sold under agreement to repurchase	3,482,990	44,966	5.24	3,408,509	37,277	4.44
Other short-term borrowings	772,325	10,147	5.33	425,075	4,501	4.29
FHLB and other borrowings [a]	3,498,164	50,719	5.88	4,039,020	48,858	4.91

Total interest bearing liabilities [a]	24,960,814	265,255	4.31	22,340,172	189,937	3.45

Net interest spread		281,571	2.71%		261,403	2.94%

Noninterest bearing demand deposits	6,012,541			5,909,960
Other liabilities	423,811			366,004
Shareholders’ equity	2,885,138			2,299,876

	$34,282,304			$30,916,012

Net yield on earning assets			3.61%			3.70%

Taxable equivalent adjustment:
Loans		982			380
Investment securities held to maturity		659			519
Investment securities available for sale		1,518			233
Other earning assets		11			10

Total taxable equivalent adjustment		3,170			1,142

Net interest income		$278,401			$260,261

[a]	Excludes adjustment for market valuation.
Note: Includes the results of operations of TexasBanc Holding Co. which was acquired on March 24, 2006.
Note: Includes balance sheet data of TexasBanc Holding Co. which was acquired on March 24, 2006.

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COMPASS BANCSHARES, INC.
(Unaudited)
(In thousands)

	Three Months			Three Months Ended
	Ended March 31%			2007	2006
	2007	2006	Change	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
NONINTEREST INCOME

Service charges on deposit accounts	$75,930	$72,168	5	$75,930	$75,880	$81,155	$82,317	$72,168
Card and merchant processing fees	28,188	25,707	10	28,188	27,857	29,065	28,673	25,707
Insurance commissions	16,579	17,604	(6)	16,579	13,698	14,855	15,477	17,604
Retail investment sales	11,845	9,420	26	11,845	9,826	11,188	10,904	9,420
Asset management fees	9,524	7,748	23	9,524	9,425	8,301	8,408	7,748
Corporate and correspondent investment sales	7,046	5,229	35	7,046	5,979	5,984	5,607	5,229
Bank owned life insurance	5,333	4,903	9	5,333	5,298	5,246	5,191	4,903
Other income	24,359	22,510	8	24,359	31,546	23,056	24,840	22,510

	178,804	165,289	8	178,804	179,509	178,850	181,417	165,289
Investment securities losses, net	—	(14,838)	(100)	—	—	—	(51)	(14,838)
Gain on prepayment of FHLB advances	—	14,893	(100)	—	6,191	—	—	14,893
Total noninterest income	$178,804	$165,344	8	$178,804	$185,700	$178,850	$181,366	$165,344

NONINTEREST EXPENSE

Salaries and benefits	$152,727	$136,010	12	$152,727	$144,102	$145,340	$144,309	$136,010
Equipment expense	23,037	21,547	7	23,037	23,755	23,437	22,586	21,547
Net occupancy expense	19,277	17,217	12	19,277	18,982	19,457	18,616	17,217
Professional services	14,615	14,904	(2)	14,615	16,958	15,851	15,896	14,904
Marketing expense	12,095	12,264	(1)	12,095	11,564	12,816	14,235	12,264
Communications expense	5,105	5,622	(9)	5,105	5,984	6,752	6,151	5,622
Amortization of intangibles	2,797	1,490	88	2,797	3,883	3,456	3,548	1,490
Merger and integration expense	2,035	2,626	(23)	2,035	970	1,840	5,223	2,626
Other expense	33,747	32,690	3	33,747	36,758	36,609	35,286	32,690

	265,435	244,370	9	265,435	262,956	265,558	265,850	244,370
Operating lease write-down	—	—	—	—	10,541	—	—	—

Total noninterest expense	$265,435	$244,370	9	$265,435	$273,497	$265,558	$265,850	$244,370

Note: Includes the results of operations of TexasBanc Holding Co. which was acquired on March 24, 2006.

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